UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 8, 2009**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On April 8, 2009, the Board of Directors ("Board") of Caterpillar Inc. ("Company") elected Ambassador Susan C. Schwab, effective June 1, 2009, as an independent director with a term expiring at the annual meeting of stockholders in 2010. In conjunction with Ms. Schwab's election, the Board also took action on April 8, 2009 to increase the number of directors from fourteen to fifteen. At the time of her election, the Board had not decided on which of the Board's four standing committees Ambassador Schwab would serve.

A copy of the Company's press release issued on April 13, 2009, regarding Ambassador Schwab's election is filed as Exhibit 99.1 to this Form 8-K and is hereby incorporated herein by reference.

The election of Ambassador Schwab was not pursuant to any arrangement or understanding between Ambassador Schwab and any third party. As of the date of this report, neither Ambassador Schwab nor any of her immediate family members is a party, either directly or indirectly, to any transaction that would be required to be reported pursuant to Item 404(a) of Regulation S-K.

Ambassador Schwab will be compensated consistent with previously disclosed compensation programs for non-employee directors and will receive an annual retainer and other stock-based awards as may be approved by the Board.

Item 9.01. **Financial Statements and Exhibits.**

(d)   Exhibits:

99.1   Caterpillar Inc. Press Release dated April 13, 2009

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

April 13, 2009   By: */s/ James B. Buda*
                                                                        James B. Buda
                                                                        Vice President

April 13, 2009

<u>Former United States Trade Representative Joins Caterpillar Board of Directors</u>

PEORIA, Ill. – Caterpillar Inc. (NYSE: CAT) announced today that Ambassador Susan C. Schwab, U.S. Trade Representative from 2006 to 2009, has been elected to the Caterpillar Board of Directors. Ambassador Schwab will begin as a Caterpillar board member in June of 2009.

Schwab, 54, currently is a professor at the University of Maryland School of Public Policy. She served from 1995 to 2003 as dean of the school and was then president of the University System of Maryland Foundation prior to joining the Bush administration in 2005.

Schwab has a distinguished public service career. In addition to serving as the top trade representative for the United States, she previously was the Director-General of the U.S. & Foreign Commercial Service of the U.S. Department of Commerce, was a trade policy officer at the U.S. Embassy in Tokyo, Japan, and was a senior aide to former U.S. Senator John Danforth. Schwab also worked in the private sector as director of business development for Motorola in Schaumburg, Illinois.

"We're fortunate Ambassador Schwab has agreed to join our board," said Caterpillar Chairman and Chief Executive Officer Jim Owens. "She brings an unequalled depth of knowledge, insight and experience on international trade issues that will be an ideal fit for Caterpillar's global business model and our long-standing support of open trade. I am certain Team Caterpillar will benefit from her thoughtful guidance as we manage through these challenging economic times."

Ambassador Schwab has a Bachelor of Arts Degree in Political Economy from Williams College, a Master's Degree from Stanford University and a Ph.D. in Public Administration and International Business from The George Washington University.

About Caterpillar:

For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2008 sales and revenues of $51.324 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at http://www.cat.com.

SAFE HARBOR

Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "will," "would," "expect," "anticipate," "should" or other similar words and phrases often identify forward-looking statements made on behalf of Caterpillar. It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, (i) adverse change in general economic conditions; (ii) adverse change in the industries Caterpillar serves including construction, infrastructure, mining, energy, marine and electric power generation; (iii) Caterpillar's ability to manage material, including steel, and freight costs; (iv) Caterpillar's ability to generate cash from operations, secure external funding for its operations and manage its liquidity needs; (v) material adverse change in customers' access to liquidity and capital; (vi) currency exchange or interest rates changes; (vii) political stability; (viii) market acceptance of the company's products and services; (ix) significant changes in the competitive environment; (x) epidemic diseases; (xi) severe change in weather conditions negatively impacting operations; (xii) changes in law, regulations and tax rates; and (xiii) other general economic, business and financing conditions and factors described in more detail in the company's Form 10-K filed with the Securities and Exchange Commission on February 20, 2009. This filing is available on our website at www.cat.com/sec_filings. We do not undertake to update our forward-looking statements.

Caterpillar contact:
Jim Dugan
Corporate Public Affairs
(309) 494-4100
dugan_jim@cat.com